UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2024

GERMAN AMERICAN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Indiana

(State or other jurisdiction of incorporation)

001-15877	35-1547518
(Commission File Number)	(IRS Employer Identification No.)

711 Main Street
Jasper, Indiana	47546
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 482-1314

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	GABC	Nasdaq Global Select Market

Item 2.02. Results of Operations and Financial Condition.

On July 29, 2024, German American Bancorp, Inc. (the “Company”) issued a press release announcing its results for the quarter ended June 30, 2024, and making other disclosures. The press release (including the accompanying unaudited consolidated financial statements as of and for the quarter ended June 30, 2024, and other financial data) is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 2.02, including the information incorporated herein from Exhibit 99.1, is furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01. Other Events.

Cash Dividend. As announced in the press release furnished as Exhibit 99.1 to this report, the Company’s Board of Directors has declared a cash dividend of $0.27 per share which will be payable on August 20, 2024 to shareholders of record as of August 10, 2024.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press release, dated July 29, 2024, issued by German American Bancorp, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GERMAN AMERICAN BANCORP, INC.

Date: July 29, 2024	By:	/s/ D. Neil Dauby
D. Neil Dauby, Chairman and Chief Executive Officer

Exhibit 99.1

NEWS RELEASE

For additional information, contact:

D. Neil Dauby, Chairman and Chief Executive Officer

Bradley M Rust, President and Chief Financial Officer

(812) 482-1314

1 of 16

July 29, 2024	GERMAN AMERICAN BANCORP, INC. (GABC) REPORTS STRONG SECOND QUARTER 2024 EARNINGS

Jasper, Indiana, July 29, 2024 – German American Bancorp, Inc. (Nasdaq: GABC) reported strong second quarter earnings of $20.5 million, or $0.69 per share. This level of quarterly earnings reflected a linked quarter increase of $1.5 million, or approximately 8% on a per share basis, from 2024 first quarter earnings of $19 million or $0.64 per share.

Second quarter 2024 operating performance was highlighted by a stabilized net interest margin, solid loan and deposit growth, continued strong credit metrics, growth in most non-interest income categories and controlled non-interest expense. As previously reported, the Company also sold the assets of its wholly-owned subsidiary, German American Insurance, Inc., during the second quarter, for $40.0 million (or approximately 4x the subsidiary’s 2023 revenue) in an all-cash transaction, resulting in a $27.5 million after-tax gain. In addition, the Company subsequently commenced a restructuring of its securities portfolio by selling securities, representing approximately $375 million in book value, at an after-tax loss of $27.2 million. With its strong second quarter 2024 operating performance, the Company remained well-positioned at the end of second quarter 2024 with continued solid liquidity and strong capital ratios.

The Company views certain non-operating items, like the German American Insurance sale and the restructuring of the securities portfolio, as being unrepresentative of the Company’s core operating performance. As such, the Company generally considers those items as adjustments to net income reported under U.S. generally accepted accounting principles. Nonetheless, as a result of these two transactions, second quarter 2024 net income, on a combined basis, was positively impacted by only $0.3 million.

Net interest margin for the second quarter of 2024 was relatively stable at 3.34%, compared to linked first quarter 2024 net interest margin of 3.35%, as the earning asset yield increase of 12 basis points mostly kept pace with the funding cost increase of 13 basis points. The cost of funds in the second quarter of 2024 continued to increase at a pace similar to that of first quarter 2024, driven by continued competitive deposit pricing in the marketplace and ongoing re-mixing of the Company’s deposit composition as customers continued to move into time and money market accounts seeking higher yields.

Second quarter 2024 deposits increased approximately $94 million, or approximately 7% on an annualized basis, compared to first quarter 2024. Non-interest-bearing accounts remained at a healthy 27% of total deposits.

During the second quarter of 2024, total loans increased $65 million, or approximately 7% on an annualized basis, with virtually all categories of loans showing growth. The Company’s loan portfolio composition remained diverse with little commercial real estate office concentration. Credit metrics remained strong as non-performing assets were 0.12% of period end assets and non-performing loans totaled 0.18% of period end loans.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 2 of 16

Non-interest income for the second quarter of 2024, compared with the first quarter of 2024, excluding any impact related to the insurance sale and the securities portfolio restructuring, reflected solid growth in most categories, highlighted by an increase in wealth management fees of approximately 12% attributable to increased assets under management and improving capital markets; increased interchange fee income of approximately 8% driven by increased customer card utilization; and increased net gain on sale of loans of approximately 29% driven by higher mortgage sales volume.

Excluding professional fees associated with both the sale of the insurance subsidiary and the recently announced pending merger transaction with Heartland BancCorp, the Company’s operating expenses for the second quarter of 2024 remained well-controlled.

The Company also announced that its Board of Directors declared a regular quarterly cash dividend of $0.27 per share, which will be payable on August 20, 2024, to shareholders of record as of August 10, 2024.

D. Neil Dauby, German American’s Chairman & CEO stated, “We are extremely pleased to deliver a strong second quarter operating performance. In addition, the Company executed on several key strategic initiatives with the sale of its insurance subsidiary and the partial restructuring of our securities portfolio.” In a separate news release, German American also announced today its proposed merger with Heartland BancCorp. Heartland Bank is a premier community bank operating within the high growth markets of Columbus and Cincinnati, Ohio. Dauby added, “This strategic partnership coupled with our balance sheet repositioning will build on our strong quarterly operating performance and position our Company for improved profitability and future success.”

Balance Sheet Highlights

Total assets for the Company totaled $6.217 billion at June 30, 2024, representing an increase of $105.0 million compared with March 31, 2024 and an increase of $163.7 million compared with June 30, 2023. The increase in total assets at June 30, 2024 compared with both March 31, 2024 and June 30, 2023 was largely related to an increase in total loans and fed funds sold and other short-term investments, partially offset by a decline in the securities portfolio.

Securities available-for-sale declined $165.5 million as of June 30, 2024 compared with March 31, 2024 and declined $226.9 million compared with June 30, 2023. The decline at June 30, 2024 in the available-for-sale securities portfolio compared with the end of the first quarter of 2024 and the end of the second quarter of 2023 was largely the result of the Company’s utilization of cash flows from the securities portfolio to fund loan growth in addition to the timing of the sale and reinvestment of proceeds related to the restructuring transaction.

During June 2024, the Company commenced a securities portfolio restructuring transaction whereby available-for-sale securities totaling approximately $375 million in book value were identified to be sold. As of June 30, 2024, $175 million of securities had been sold with the remaining $200 million sold during early July 2024. The tax-equivalent yield on the bonds sold was approximately 3.12% with a duration of approximately 7 years. Approximately $80 million of the proceeds of the securities sold were reinvested as of June 30, 2024. It is anticipated the remainder of the proceeds from the sale will be reinvested back into the securities portfolio.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 3 of 16

June 30, 2024 total loans increased $65.3 million, or 7% on an annualized basis, compared with March 31, 2024 and increased $213.8 million, or 6%, compared with June 30, 2023. The increase during the second quarter of 2024 compared with March 31, 2024 was broad-based across most segments of the portfolio. Commercial and industrial loans increased $18.3 million, or 11% on an annualized basis, commercial real estate loans increased $23.6 million, or 4% on an annualized basis, while agricultural loans grew $13.0 million, or 13% on an annualized basis, and retail loans grew by $10.4 million, or 5% on an annualized basis.

The composition of the loan portfolio has remained relatively stable and diversified over the past several years, including 2024. The portfolio is most heavily concentrated in commercial real estate loans at 54% of the portfolio, followed by commercial and industrial loans at 16% of the portfolio, and agricultural loans at 10% of the portfolio. The Company’s commercial lending is extended to various industries, including multi-family housing and lodging, agribusiness and manufacturing, as well as health care, wholesale, and retail services. The Company’s commercial real estate portfolio has limited exposure to office real estate, with office exposure totaling approximately 4% of the total loan portfolio.

End of Period Loan Balances (dollars in thousands)	6/30/2024	3/31/2024	6/30/2023
Commercial & Industrial Loans	$664,435	$646,162	$669,137
Commercial Real Estate Loans	2,172,447	2,148,808	2,021,109
Agricultural Loans	413,742	400,733	395,466
Consumer Loans	424,647	421,980	389,440
Residential Mortgage Loans	368,997	361,236	355,329
	$4,044,268	$3,978,919	$3,830,481

The Company’s allowance for credit losses totaled $43.9 million at June 30, 2024, $43.8 million at March 31, 2024 and $44.3 million at June 30, 2023. The allowance for credit losses represented 1.09% of period-end loans at June 30, 2024, 1.10% of period-end loans at March 31, 2024 and 1.16% of period-end loans at June 30, 2023.

Non-performing assets totaled $7.3 million at June 30, 2024, $10.0 million at March 31, 2024 and $12.4 million at June 30, 2023. Non-performing assets represented 0.12% of total assets at June 30, 2024, 0.16% at March 31, 2024 and 0.21% at June 30, 2023. Non-performing loans represented 0.18% of total loans at June 30, 2024, 0.25% at March 31, 2024 and 0.32% at June 30, 2023.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 4 of 16

Non-performing Assets (dollars in thousands)	6/30/2024	3/31/2024	6/30/2023
Non-Accrual Loans	$6,583	$9,898	$11,423
Past Due Loans (90 days or more)	706	85	1,000
Total Non-Performing Loans	7,289	9,983	12,423
Other Real Estate	33	—	—
Total Non-Performing Assets	$7,322	$9,983	$12,423

June 30, 2024 total deposits increased $94.2 million, or 7% on an annualized basis, compared to March 31, 2024 and increased $133.9 million, or 3%, compared with June 30, 2023. The increase at June 30, 2024 compared to March 31, 2024 was largely attributable to seasonal inflows of public entity funds. The Company has continued to see customer movement from both interest bearing and non-interest bearing transactional accounts to time deposits due primarily to a higher interest rate environment. Non-interest bearing deposits have remained relatively stable as a percent of total deposits with June 30, 2024 non-interest deposits totaling 27% of total deposits while non-interest deposits totaled 28% of total deposits at March 31, 2024 and 30% at June 30, 2023.

End of Period Deposit Balances (dollars in thousands)	6/30/2024	3/31/2024	6/30/2023
Non-interest-bearing Demand Deposits	$1,448,467	$1,463,933	$1,540,564
IB Demand, Savings, and MMDA Accounts	2,984,571	2,918,459	3,056,396
Time Deposits < $100,000	348,025	328,804	256,504
Time Deposits > $100,000	532,494	508,151	326,241
	$5,313,557	$5,219,347	$5,179,705

At June 30, 2024, the capital levels for the Company and its subsidiary bank, German American Bank (the “Bank”), remained well in excess of the minimum amounts needed for capital adequacy purposes and the Bank’s capital levels met the necessary requirements to be considered well-capitalized.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 5 of 16

	6/30/2024 Ratio	3/31/2024 Ratio	6/30/2023 Ratio
Total Capital (to Risk Weighted Assets)
Consolidated	16.78%	16.57%	16.06%
Bank	14.52%	14.53%	14.50%
Tier 1 (Core) Capital (to Risk Weighted Assets)
Consolidated	15.19%	14.97%	14.50%
Bank	13.72%	13.73%	13.76%
Common Tier 1 (CET 1) Capital Ratio (to Risk Weighted Assets)
Consolidated	14.49%	14.27%	13.78%
Bank	13.72%	13.73%	13.76%
Tier 1 Capital (to Average Assets)
Consolidated	11.92%	12.01%	11.44%
Bank	10.78%	11.02%	10.87%

Results of Operations Highlights – Quarter ended June 30, 2024

Net income for the second quarter of 2024 totaled $20,530,000, or $0.69 per share, an increase of 8% on a per share basis, compared with the first quarter of 2024 net income of $19,022,000, or $0.64 per share, and a decline of 8% on a per share basis compared with the second quarter 2023 net income of $22,123,000, or $0.75 per share.

Net income for the second quarter of 2024 was impacted by the previously announced completion of the sale of the assets of its wholly-owned subsidiary German American Insurance, Inc. (“GAI”) to Hilb Group, an industry-leading insurance broker. The all-cash transaction sale price totaled $40 million, and resulted in an after-tax gain, net of transaction costs, of approximately $27,476,000, or $0.93 per share.

Net income for the second quarter of 2024 was also impacted by the aforementioned securities portfolio restructuring transaction whereby available securities totaling approximately $375 million in book value were identified to be sold. The approximate loss on these securities totaled $34,893,000, $27,189,000 after tax, or $0.92 per share, and was included in earnings for the second quarter of 2024.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 6 of 16

Summary Average Balance Sheet

(Tax-equivalent basis / dollars in thousands)

	Quarter Ended			Quarter Ended			Quarter Ended
	June 30, 2024			March 31, 2024			June 30, 2023
	Principal Balance	Income/ Expense	Yield/ Rate	Principal Balance	Income/ Expense	Yield/ Rate	Principal Balance	Income/ Expense	Yield/ Rate
Assets
Federal Funds Sold and Other Short-term Investments	$180,595	$2,383	5.31%	$22,903	$299	5.25%	$54,228	$660	4.88%
Securities	1,505,807	11,224	2.98%	1,595,700	11,537	2.89%	1,667,871	12,094	2.90%
Loans and Leases	4,022,612	59,496	5.95%	3,972,232	58,067	5.88%	3,787,436	52,350	5.54%
Total Interest Earning Assets	$5,709,014	$73,103	5.14%	$5,590,835	$69,903	5.02%	$5,509,535	$65,104	4.74%

Liabilities
Demand Deposit Accounts	$1,421,710			$1,426,239			$1,545,455
IB Demand, Savings, and MMDA Accounts	$3,049,511	$14,006	1.85%	$2,969,755	$12,823	1.74%	$3,118,225	$10,035	1.29%
Time Deposits	881,880	9,379	4.28%	806,976	8,166	4.07%	546,982	3,322	2.44%
FHLB Advances and Other Borrowings	182,960	2,221	4.88%	196,348	2,275	4.66%	177,146	1,899	4.30%
Total Interest-Bearing Liabilities	$4,114,351	$25,606	2.50%	$3,973,079	$23,264	2.36%	$3,842,353	$15,256	1.59%

Cost of Funds			1.80%			1.67%			1.11%
Net Interest Income		$47,497			$46,639			$49,848
Net Interest Margin			3.34%			3.35%			3.63%

During the second quarter of 2024, net interest income, on a non tax-equivalent basis, totaled $45,971,000, an increase of $977,000, or 2%, compared to the first quarter of 2024 net interest income of $44,994,000 and a decline of $2,287,000, or 5%, compared to the second quarter of 2023 net interest income of $48,258,000.

The increase in net interest income during the second quarter of 2024 compared with the first quarter of 2024 was primarily driven by a higher level of average earning assets and a relatively stable net interest margin. The higher level of earning assets during the second quarter of 2024 was driven by both loan growth and a higher level of other short-term investments driven by a seasonal increase in deposits. The decline in net interest income during the second quarter of 2024 compared with the second quarter of 2023 was primarily attributable to a decline in the Company’s net interest margin.

The tax-equivalent net interest margin for the quarter ended June 30, 2024 was 3.34% compared with 3.35% in the first quarter of 2024 and 3.63% in the second quarter of 2023. The decline in the net interest margin during the second quarter of 2024 compared with the second quarter of 2023 was largely driven by an increase in the cost of funds. The cost of funds has continued to move higher over the past year, including the second quarter of 2024, due to competitive deposit pricing in the marketplace, customers actively looking for yield opportunities within and outside the banking industry, and a continued shift in the Company’s deposit composition to a higher level of time deposits.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 7 of 16

The previously described securities portfolio restructuring transaction did not have a meaningful impact on the second quarter of 2024 net interest income or net interest margin as the transaction commenced in the latter part of June 2024. The Company expects the securities restructuring to result in an improved yield of approximately 2%, on a tax-equivalent basis, on the securities sold compared with the reinvestment of the proceeds into the securities portfolio.

The Company’s net interest margin and net interest income have been impacted by accretion of loan discounts on acquired loans. Accretion of discounts on acquired loans totaled $275,000 during the second quarter of 2024, $360,000 during the first quarter of 2024 and $716,000 during the second quarter of 2023. Accretion of loan discounts on acquired loans contributed approximately 2 basis points to the net interest margin in the second quarter of 2024, 3 basis points in the first quarter of 2024 and 5 basis points in the second quarter of 2023.

During the quarter ended June 30, 2024, the Company recorded a provision for credit losses of $625,000 compared with a provision of $900,000 in the first quarter of 2024 and a provision for credit losses of $550,000 during the second quarter of 2023. Net charge-offs totaled $433,000, or 4 basis points on an annualized basis, of average loans outstanding during the second quarter of 2024 compared with $911,000, or 9 basis points on an annualized basis, of average loans during the first quarter of 2024 and compared with $599,000, or 6 basis points, of average loans during the second quarter of 2023.

During the quarter ended June 30, 2024, non-interest income totaled $18,923,000, an increase of $3,101,000 or 20%, compared with the first quarter of 2024 and an increase of $4,027,000, or 27%, compared with the second quarter of 2023. The second quarter of 2024 non-interest income was positively impacted by approximately $38,323,000 related to the net proceeds of the sale of the GAI assets and negatively impacted by $34,893,000 related to the net loss recognized on the securities restructuring transaction.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 8 of 16

Non-interest Income	Quarter Ended	Quarter Ended	Quarter Ended
(dollars in thousands)	6/30/2024	3/31/2024	6/30/2023
Wealth Management Fees	$3,783	$3,366	$2,912
Service Charges on Deposit Accounts	3,093	2,902	2,883
Insurance Revenues	1,506	2,878	2,130
Company Owned Life Insurance	525	441	429
Interchange Fee Income	4,404	4,087	4,412
Other Operating Income	39,536	1,362	1,462
Subtotal	52,847	15,036	14,228
Net Gains on Sales of Loans	969	751	630
Net Gains (Losses) on Securities	(34,893)	35	38
Total Non-interest Income	$18,923	$15,822	$14,896

Wealth management fees increased $417,000, or 12%, during the second quarter of 2024 compared with the first quarter of 2024 and increased $871,000, or 30%, compared with the second quarter of 2023. The increase during the second quarter of 2024 was largely attributable to increased assets under management due to healthy capital markets and strong new business results compared with both the first quarter of 2024 and second quarter of 2023.

Insurance revenues declined $1,372,000, or 48%, during the quarter ended June 30, 2024, compared with the first quarter of 2024 and declined $624,000, or 29%, compared with the second quarter of 2023. The decline during the second quarter of 2024 compared with both the first quarter of 2024 and the second quarter of 2023 was the result of the sale of the assets of GAI effective June 1, 2024, with only two months of revenue being recognized by the Company during the second quarter of 2024. In addition, the second quarter of 2024 was lower than the first quarter of 2024 due to contingency revenue of $4,000 during the second quarter of 2024 compared with $391,000 during the first quarter of 2024. Typically, the majority of contingency revenue is recognized during the first quarter of the year.

Interchange fee income increased $317,000, or 8%, during the quarter ended June 30, 2024 compared with the first quarter of 2024 and remained relatively flat declining $8,000, or less than 1%, compared with the second quarter of 2023. The increase during the second quarter of 2024 compared with the first quarter of 2024 was largely related to a seasonally higher level of customer transaction volume.

Other operating income increased $38,174,000 during the second quarter of 2024 compared with the first quarter of 2024 and increased $38,074,000 compared with the second quarter of 2023. The increase during the second quarter of 2024 non-interest income compared to both periods was the result of the approximately $38,323,000 in net proceeds of the sale of the GAI assets during the second quarter of 2024.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 9 of 16

Net gains on sales of loans increased $218,000, or 29%, during the second quarter of 2024 compared with the first quarter of 2024 and increased $339,000, or 54%, compared with the second quarter of 2023. The increase during the second quarter of 2024 compared with both the first quarter of 2024 and the second quarter of 2023 was largely related to a higher volume of sales. Loan sales totaled $33.0 million during the second quarter of 2024 compared with $24.0 million during the first quarter of 2024 and $24.8 million during the second quarter of 2023.

The net loss on securities during the second quarter of 2024 totaled $34,893,000 related to the net loss recognized on the securities restructuring transaction previously discussed.

During the quarter ended June 30, 2024, non-interest expense totaled $37,674,000, an increase of $936,000, or 3%, compared with the first quarter of 2024, and an increase of $1,948,000, or 5%, compared with the second quarter of 2023. The increase in non-interest expenses during the second quarter of 2024 was primarily the result of professional fees related to the GAI asset sale and the recently announced pending merger transaction with Heartland BancCorp (“Heartland”), which totaled approximately $1,904,000.

Non-interest Expense	Quarter Ended	Quarter Ended	Quarter Ended
(dollars in thousands)	6/30/2024	3/31/2024	6/30/2023
Salaries and Employee Benefits	$20,957	$21,178	$20,103
Occupancy, Furniture and Equipment Expense	3,487	3,804	3,443
FDIC Premiums	710	729	687
Data Processing Fees	3,019	2,811	2,803
Professional Fees	3,462	1,595	1,614
Advertising and Promotion	909	1,138	1,261
Intangible Amortization	532	578	734
Other Operating Expenses	4,598	4,905	5,081
Total Non-interest Expense	$37,674	$36,738	$35,726

Salaries and benefits declined $221,000, or 1%, during the quarter ended June 30, 2024 compared with the first quarter of 2024 and increased $854,000, or 4%, compared with the second quarter of 2023. The decline in salaries and benefits during the second quarter of 2024 compared with the first quarter of 2024 was primarily due to a lower level of full-time equivalent employees resulting from the sale of the assets of GAI during the second quarter of 2024. The increase in salaries and benefits for the second quarter of 2024 compared with the same period of 2023 was primarily related to an increase in costs of incentive compensation plans.

Occupancy, furniture and equipment expense declined $317,000, or 8%, during the second quarter of 2024 compared with the first quarter of 2024 and increased $44,000, or 1%, compared to the second quarter of 2023. The decline during the second quarter of 2024 compared with the first quarter of 2024 was largely due to lower property tax assessments and lower seasonal utilities costs.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 10 of 16

Data processing fees increased $208,000, or 7%, during the second quarter of 2024 compared with the first quarter of 2024 and increased $216,000, or 8%, compared with the second quarter of 2023. The increase during the second quarter of 2024 compared with both the first quarter of 2024 and second quarter of 2023 was largely driven by costs associated with enhancements to the Company’s digital banking systems.

Professional fees increased $1,867,000, or 117%, in the second quarter of 2024 compared with the first quarter of 2024 and increased $1,848,000, or 115%, compared with the second quarter of 2023. The increase during the second quarter of 2024 compared with both the first quarter of 2024 and second quarter of 2023 was largely attributable to the professional fees associated with the sale of assets of GAI and the recently announced pending merger transaction with Heartland totaling $1,904,000.

Advertising and promotion expense declined $229,000, or 20%, in the second quarter of 2024 compared with the first quarter of 2023 and declined $352,000, or 28%, compared with the second quarter of 2023. The decline during the second quarter of 2024 compared with both the first quarter of 2024 and the second quarter of 2023 was largely attributable to the timing of sponsorships and contributions to organizations within the Company’s markets.

About German American

German American Bancorp, Inc. is a Nasdaq-listed (symbol: GABC) financial holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bank, operates 74 banking offices in 20 contiguous southern Indiana counties and 14 counties in Kentucky.

Additional Information About the Merger and Where to Find It

The proposed merger of Heartland BancCorp (“Heartland”) with and into German American Bancorp, Inc. (“German American”) will be submitted to both the German American and Heartland shareholders for their consideration. In connection with the proposed merger, German American will file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include a joint proxy statement for German American and Heartland and a prospectus for German American and other relevant documents concerning the proposed merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the joint proxy statement/prospectus once filed, as well as other filings containing information about German American, without charge, at the SEC’s website (http://www.sec.gov) or by accessing German American’s website (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information”. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Bradley C. Arnett, Investor Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or to Jennifer Eckert, Investor Relations, Heartland BancCorp, 430 North Hamilton Road, Whitehall, Ohio 43213, telephone 614-337-4600.

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 11 of 16

German American and Heartland and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of German American and Heartland in connection with the proposed merger. Information about the directors and executive officers of German American is set forth in the proxy statement for German American’s 2024 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2024, which information has been updated by German American from time to time in subsequent filings with the SEC. Information about the directors and executive officers of Heartland will be set forth in the joint proxy statement/prospectus relating to the proposed merger. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the joint proxy statement/prospectus relating to the proposed merger when it becomes available. Free copies of this document may be obtained as described above.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned that, by their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties, and other factors. Forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions.

These forward-looking statements include, but are not limited to, statements relating to German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; and the expected timing and benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise.

Actual results and experience could differ materially from the anticipated results or other expectations expressed or implied by these forward-looking statements as a result of a number of factors, including but not limited to, those discussed in this press release. Factors that could cause actual experience to differ from the expectations expressed or implied in this press release include:

a.	changes in interest rates and the timing and magnitude of any such changes;

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 12 of 16

b.	unfavorable economic conditions, including a prolonged period of inflation, and the resulting adverse impact on, among other things, credit quality;

c.	the soundness of other financial institutions and general investor sentiment regarding the stability of financial institutions;

d.	changes in our liquidity position;

e.	the impacts of epidemics, pandemics or other infectious disease outbreaks;

f.	changes in competitive conditions;

g.	the introduction, withdrawal, success and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;

h.	changes in customer borrowing, repayment, investment and deposit practices;

i.	changes in fiscal, monetary and tax policies;

j.	changes in financial and capital markets;

k.	capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by German American of outstanding debt or equity securities;

l.	risks of expansion through acquisitions and mergers, such as unexpected credit quality problems of the acquired loans or other assets, unexpected attrition of the customer base or employee base of the acquired institution or branches, and difficulties in integration of the acquired operations;

m.	factors driving credit losses on investments;

n.	the impact, extent and timing of technological changes;

o.	potential cyber-attacks, information security breaches and other criminal activities;

p.	litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;

q.	actions of the Federal Reserve Board;

r.	changes in accounting principles and interpretations;

s.	potential increases of federal deposit insurance premium expense, and possible future special assessments of FDIC premiums, either industry wide or specific to German American’s banking subsidiary;

t.	actions of the regulatory authorities under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the Federal Deposit Insurance Act and other possible legislative and regulatory actions and reforms;

u.	impacts resulting from possible amendments or revisions to the Dodd-Frank Act and the regulations promulgated thereunder, or to Consumer Financial Protection Bureau rules and regulations;

v.	the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends;

NEWS RELEASE For additional information, contact: D. Neil Dauby, Chairman and Chief Executive Officer Bradley M Rust, President and Chief Financial Officer (812) 482-1314 13 of 16

w.	with respect to the Merger: (i) failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), or the failure of either company to satisfy any of the other closing conditions to the transaction on a timely basis or at all; (ii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; and (iii) the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies, unexpected credit quality problems of the acquired loans or other assets, or unexpected attrition of the customer base of the acquired institution or branches, or as a result of the strength of the economy, competitive factors in the areas where German American and Heartland do business, or as a result of other unexpected factors or events; and

x.	other risk factors expressly identified in German American’s cautionary language included under the headings “Forward-Looking Statements and Associated Risk” and “Risk Factors” in German American’s Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by German American with the SEC.

Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of German American. Readers are cautioned not to place undue reliance on these forward-looking statements. It is intended that these forward-looking statements speak only as of the date they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

GERMAN AMERICAN BANCORP, INC.
(unaudited, dollars in thousands except per share data)

Consolidated Balance Sheets

	June 30, 2024	March 31, 2024	June 30, 2023
ASSETS
Cash and Due from Banks	$70,418	$52,839	$78,223
Short-term Investments	259,401	71,131	62,948
Investment Securities	1,374,165	1,539,623	1,601,062

Loans Held-for-Sale	15,419	10,325	8,239

Loans, Net of Unearned Income	4,037,127	3,971,910	3,826,009
Allowance for Credit Losses	(43,946)	(43,754)	(44,266)
Net Loans	3,993,181	3,928,156	3,781,743

Stock in FHLB and Other Restricted Stock	14,530	14,630	14,856
Premises and Equipment	105,651	106,030	112,629
Goodwill and Other Intangible Assets	184,095	186,022	188,130
Other Assets	200,063	203,173	205,439
TOTAL ASSETS	$6,216,923	$6,111,929	$6,053,269

LIABILITIES
Non-interest-bearing Demand Deposits	$1,448,467	$1,463,933	$1,540,564
Interest-bearing Demand, Savings, and Money Market Accounts	2,984,571	2,918,459	3,056,396
Time Deposits	880,519	836,955	582,745
Total Deposits	5,313,557	5,219,347	5,179,705

Borrowings	166,644	191,810	227,484
Other Liabilities	48,901	45,518	43,515
TOTAL LIABILITIES	5,529,102	5,456,675	5,450,704

SHAREHOLDERS’ EQUITY
Common Stock and Surplus	420,434	419,520	418,033
Retained Earnings	485,256	472,689	433,384
Accumulated Other Comprehensive Income (Loss)	(217,869)	(236,955)	(248,852)
SHAREHOLDERS’ EQUITY	687,821	655,254	602,565

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,216,923	$6,111,929	$6,053,269

END OF PERIOD SHARES OUTSTANDING	29,679,248	29,669,019	29,572,783

TANGIBLE BOOK VALUE PER SHARE (1)	$16.97	$15.82	$14.01

(1) Tangible Book Value per Share is defined as Total Shareholders’ Equity less Goodwill and Other Intangible Assets divided by End of Period Shares Outstanding.

GERMAN AMERICAN BANCORP, INC.
(unaudited, dollars in thousands except per share data)

Consolidated Statements of Income

	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
INTEREST INCOME
Interest and Fees on Loans	$59,230	$57,826	$52,202	$117,056	$101,263
Interest on Short-term Investments	2,383	299	660	2,682	1,005
Interest and Dividends on Investment Securities	9,964	10,133	10,652	20,097	21,735
TOTAL INTEREST INCOME	71,577	68,258	63,514	139,835	124,003

INTEREST EXPENSE
Interest on Deposits	23,385	20,989	13,357	44,374	22,328
Interest on Borrowings	2,221	2,275	1,899	4,496	4,408
TOTAL INTEREST EXPENSE	25,606	23,264	15,256	48,870	26,736

NET INTEREST INCOME	45,971	44,994	48,258	90,965	97,267
Provision for Credit Losses	625	900	550	1,525	1,650
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	45,346	44,094	47,708	89,440	95,617

NON-INTEREST INCOME
Net Gains on Sales of Loans	969	751	630	1,720	1,217
Net Gains (Losses) on Securities	(34,893)	35	38	(34,858)	40
Other Non-interest Income	52,847	15,036	14,228	67,883	28,606
TOTAL NON-INTEREST INCOME	18,923	15,822	14,896	34,745	29,863

NON-INTEREST EXPENSE
Salaries and Benefits	20,957	21,178	20,103	42,135	41,949
Other Non-interest Expenses	16,717	15,560	15,623	32,277	31,393
TOTAL NON-INTEREST EXPENSE	37,674	36,738	35,726	74,412	73,342

Income before Income Taxes	26,595	23,178	26,878	49,773	52,138
Income Tax Expense	6,065	4,156	4,755	10,221	9,208

NET INCOME	$20,530	$19,022	$22,123	$39,552	$42,930

BASIC EARNINGS PER SHARE	$0.69	$0.64	$0.75	$1.33	$1.45
DILUTED EARNINGS PER SHARE	$0.69	$0.64	$0.75	$1.33	$1.45

WEIGHTED AVERAGE SHARES OUTSTANDING	29,667,770	29,599,491	29,573,042	29,633,631	29,540,425
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	29,667,770	29,599,491	29,573,042	29,633,631	29,540,425

GERMAN AMERICAN BANCORP, INC.

(unaudited, dollars in thousands except per share data)

	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
EARNINGS PERFORMANCE RATIOS
Annualized Return on Average Assets	1.32%	1.25%	1.47%	1.28%	1.42%
Annualized Return on Average Equity	12.64%	11.58%	14.66%	12.11%	14.52%
Annualized Return on Average Tangible Equity (1)	17.67%	16.17%	21.32%	16.92%	21.34%
Net Interest Margin	3.34%	3.35%	3.63%	3.34%	3.66%
Efficiency Ratio (2)	36.66%	57.92%	54.08%	44.77%	55.09%
Net Overhead Expense to Average Earning Assets (3)	1.31%	1.50%	1.51%	1.40%	1.57%

ASSET QUALITY RATIOS
Annualized Net Charge-offs to Average Loans	0.04%	0.09%	0.06%	0.07%	0.08%
Allowance for Credit Losses to Period End Loans	1.09%	1.10%	1.16%
Non-performing Assets to Period End Assets	0.12%	0.16%	0.21%
Non-performing Loans to Period End Loans	0.18%	0.25%	0.32%
Loans 30-89 Days Past Due to Period End Loans	0.32%	0.29%	0.29%

SELECTED BALANCE SHEET & OTHER FINANCIAL DATA
Average Assets	$6,230,676	$6,102,370	$6,034,900	$6,166,523	$6,056,393
Average Earning Assets	$5,709,014	$5,590,835	$5,509,535	$5,649,925	$5,529,510
Average Total Loans	$4,022,612	$3,972,232	$3,787,436	$3,997,422	$3,780,650
Average Demand Deposits	$1,421,710	$1,426,239	$1,545,455	$1,423,975	$1,590,544
Average Interest Bearing Liabilities	$4,114,351	$3,973,079	$3,842,353	$4,043,715	$3,829,382
Average Equity	$649,886	$656,781	$603,666	$653,334	$591,183

Period End Non-performing Assets (4)	$7,322	$9,983	$12,423
Period End Non-performing Loans (5)	$7,289	$9,983	$12,423
Period End Loans 30-89 Days Past Due (6)	$12,766	$11,485	$11,045

Tax-Equivalent Net Interest Income	$47,497	$46,639	$49,848	$94,136	$100,554
Net Charge-offs during Period	$433	$911	$599	$1,344	$1,552

(1)	Average Tangible Equity is defined as Average Equity less Average Goodwill and Other Intangibles.
(2)	Efficiency Ratio is defined as Non-interest Expense less Intangible Amortization divided by the sum of Net Interest Income, on a tax-equivalent basis, and Non-interest Income less Net Gains (Losses) on Securities.
(3)	Net Overhead Expense is defined as Total Non-interest Expense less Total Non-interest Income.
(4)	Non-performing assets are defined as Non-accrual Loans, Loans Past Due 90 days or more, and Other Real Estate Owned.
(5)	Non-performing loans are defined as Non-accrual Loans and Loans Past Due 90 days or more.
(6)	Loans 30-89 days past due and still accruing.